Filed by InMed Pharmaceuticals Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InMed Pharmaceuticals Inc.

Commission File No.: 333-297234

Date: July 20, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization dated as of May 19, 2026 (as may be amended from time to time, the “Merger Agreement”), by and among InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (“InMed”), Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of InMed (the “First Merger Sub”), Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of InMed (the “Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) the First Merger Sub will merge with and into Mentari, with Mentari surviving the merger as a wholly owned subsidiary of InMed (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into the Second Merger Sub, with the Second Merger Sub surviving such merger (the “Second Merger” and, together with the First Merger, the “Merger”).

On July 20, 2026, Mentari published the following communication:

Mentari Therapeutics Appoints Industry Veteran Greg Divis as Chief Executive Officer

Former Avadel CEO brings a proven track record of strategic leadership, M&A expertise, and commercial success to lead Mentari as it advances potentially best-in-class therapies for the prevention of migraine

Mentari is on-track for regulatory filings to support the advancement of MT-001, an anti-PACAP antibody, in MY 2026 and MT-002, an anti-PACAP and anti-CGRP bispecific antibody, in Q1 2027

WALTHAM, Mass., July 20, 2026 /PRNewswire/ -- Mentari Therapeutics, Inc., a privately held biotechnology company developing therapies for the prevention of migraine, today announced the appointment of Greg Divis as Chief Executive Officer and member of the Board of Directors, effective July 20, 2026.

“Greg brings proven experience to Mentari during its foundational period of growth. He is the ideal choice to lead as we rapidly advance MT-001 and MT-002 through clinical development and position Mentari as a leader in migraine prevention,” said Julianne Bruno, Chair of the Board of Directors at Mentari Therapeutics and Growth Partner at Fairmount. “His experience successfully commercializing Lumryz® and delivering on the acquisition by Alkermes demonstrates his ability to build shareholder value while also delivering meaningful therapies for patients.”

“Mentari’s approach to migraine prevention, initially targeting the complementary and validated PACAP and CGRP pathways, represents an opportunity to deliver enhanced migraine relief for patients who continue to suffer with the current standard of care,” said Divis. “With MT-002 also designed for convenient subcutaneous delivery, Mentari is well-positioned to lead the next wave of migraine treatment. I am excited about Mentari’s entire pipeline, which offers a clear path to value creation, as well as versatility through its novel targets and potential to build next-generation combination therapies that may deliver migraine freedom to more patients. I am honored to join this talented team.”

Divis joins Mentari after serving as the CEO of Avadel Pharmaceuticals, where he led the company through the successful development, FDA approval, and commercial launch of Lumryz® (sodium oxybate), a treatment for narcolepsy. Under his tenure, Divis transformed Avadel from a development-stage company into a fully integrated commercial organization, ultimately overseeing Avadel’s sale to Alkermes in a transaction valued at up to $2.4 billion. With over 30 years of industry experience, he previously served as an Operating Partner for Linden Capital Partners, President & CEO at Lumara Health, President of Ther-Rx Corporation, and Vice President at Sanofi-Aventis (now Sanofi) and Schering-Plough (now Merck & Co.).

About Mentari Therapeutics

Mentari Therapeutics is a biotechnology company developing therapies for the prevention of migraine to deliver freedom from this debilitating and undertreated neurological condition that affects more than 1 billion people globally. Mentari’s lead programs target PACAP, a newly validated target that is mechanistically independent from CGRP, one of the first migraine targets to yield clinical and commercial success. Mentari’s pipeline includes MT-001, an anti-PACAP monoclonal antibody designed for convenient subcutaneous dosing, and MT-002, an anti-PACAP and anti-CGRP bispecific antibody designed to inhibit these complementary pathways with potential to deliver superior outcomes for people with incomplete response to CGRP-targeted therapies. The company’s programs were discovered by Paragon Therapeutics. Mentari is based in Waltham, MA. For more information, visit mentaritx.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the proposed merger of InMed Pharmaceuticals Inc. (“InMed”) and Mentari Therapeutics, Inc. (“Mentari”); the expected timing, completion and anticipated benefits of the merger; the anticipated timing of regulatory filings for, and the development, potential benefits and therapeutic potential of, MT-001 and MT-002; and the strategy, plans, objectives and leadership of Mentari and the combined company. Words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “potential,” “will” and similar expressions identify forward-looking statements. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others: the risk that the merger may not be completed on the anticipated timeline or at all; the failure to obtain the required InMed shareholder and Mentari stockholder approvals or to satisfy other closing conditions, including effectiveness of the registration statement on Form S-4; the risk that any concurrent financing is not completed on the expected terms or at all; risks relating to the redomestication, reverse stock split and Nasdaq continued-listing requirements; risks inherent in preclinical and clinical development, the regulatory review and approval process and commercialization of product candidates; and the other risks described in InMed’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulators, including the Form S-4 and the proxy statement/prospectus and management information circular relating to the merger. Because forward-looking statements are inherently subject to risks and uncertainties, you should not rely on them as predictions of future events. Except as required by law, neither InMed nor Mentari undertakes any obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Without limiting the foregoing, this communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in connection with any private placement or other financing by Mentari or InMed. Any such securities have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an applicable exemption therefrom.

Important Additional Information About the Merger and Where to Find It

In connection with the proposed merger, InMed has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus of InMed and a management information circular and will file other relevant documents with the SEC and applicable Canadian securities regulators. The Form S-4 has not yet become effective. After the Form S-4 is declared effective, InMed will mail a definitive proxy statement/prospectus and management information circular to its shareholders and to Mentari’s stockholders. INVESTORS AND SECURITYHOLDERS OF INMED AND MENTARI ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT INMED, MENTARI, THE MERGER AND RELATED MATTERS. Investors and securityholders may obtain free copies of these documents (when available) through the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca, or from InMed at inmedpharma.com/investors.

Participants in the Solicitation

InMed, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InMed’s shareholders and Mentari’s stockholders in connection with the proposed merger. Information regarding InMed’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in InMed’s most recent annual report [on Form 10-K / Form 40-F, as applicable] and its other filings with the SEC and on SEDAR+. Additional information regarding the participants and their interests is or will be contained in the proxy statement/prospectus and management information circular and other relevant materials filed or to be filed with the SEC and Canadian securities regulators. These documents may be obtained free of charge as described above.

Media Contact:

Lia Dangelico
Deerfield Group
lia.dangelico@deerfieldgroup.com

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the proposed merger of InMed and Mentari; the expected timing, completion and anticipated benefits of the merger; the anticipated timing of regulatory filings for, and the development, potential benefits and therapeutic potential of, MT-001 and MT-002; and the strategy, plans, objectives and leadership of Mentari and the combined company. Words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “potential,” “will” and similar expressions identify forward-looking statements. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others: the risk that the merger may not be completed on the anticipated timeline or at all; the failure to obtain the required InMed shareholder and Mentari stockholder approvals or to satisfy other closing conditions, including effectiveness of the registration statement on Form S-4; the risk that any concurrent financing is not completed on the expected terms or at all; risks relating to the redomestication, reverse stock split and Nasdaq continued-listing requirements; risks inherent in preclinical and clinical development, the regulatory review and approval process and commercialization of product candidates; and the other risks described in InMed’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulators, including the Form S-4 and the proxy statement/prospectus and management information circular relating to the merger. Because forward-looking statements are inherently subject to risks and uncertainties, you should not rely on them as predictions of future events. Except as required by law, neither InMed nor Mentari undertakes any obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction

In connection with the proposed merger, InMed has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus of InMed and a management information circular and will file other relevant documents with the SEC and applicable Canadian securities regulators. The Form S-4 has not yet become effective. After the Form S-4 is declared effective, InMed will mail a definitive proxy statement/prospectus and management information circular to its shareholders and to Mentari’s stockholders. INVESTORS AND SECURITYHOLDERS OF INMED AND MENTARI ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT INMED, MENTARI, THE MERGER AND RELATED MATTERS. Investors and securityholders may obtain free copies of these documents (when available) through the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca, or from InMed at inmedpharma.com/investors.

Participants in the Solicitation

InMed, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InMed’s shareholders and Mentari’s stockholders in connection with the proposed merger. Information regarding InMed’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in InMed’s most recent annual report on Form 10-K and its other filings with the SEC and on SEDAR+. Additional information regarding the participants and their interests is or will be contained in the proxy statement/prospectus and management information circular and other relevant materials filed or to be filed with the SEC and Canadian securities regulators. These documents may be obtained free of charge as described above.